UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2023

CATCHA INVESTMENT CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Level 42, Suntec Tower Three 8 Temasek Blvd, Singapore	038988
(Address of principal executive offices)	(Zip Code)

+65 6829-2294

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On August 3, 2023, Catcha Investment Corp (“Catcha”), a Cayman Islands exempted company limited by shares, entered into a Business Combination Agreement (the “Business Combination Agreement”) with Crown LNG Holdings AS, a private limited liability company incorporated under the laws of Norway (the “Company”), Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), and CGT Merge II Limited, a Cayman Islands exempted company limited by shares (“Merger Sub”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Capitalized terms used in this report without definition shall have the meanings assigned to them in the Business Combination Agreement.

Business Combination Agreement

Consideration and Structure

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, (i) Merger Sub will merge with and into Catcha, with Catcha being the surviving company and becoming the wholly owned subsidiary of PubCo, as a result of which (a) each Catcha Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued share of PubCo Common Stock, and (b) each Catcha Warrant outstanding immediately prior to the Merger Effective Time shall cease to be a warrant with respect to Catcha Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase one share of PubCo Common Stock; and (ii) subject to the certain procedures and conditions, Company Shareholders will transfer their Company Stock to PubCo in exchange for their Pro Rata Share of the Exchange Consideration, and the Exchange Consideration is a number of shares of PubCo Common Stock issued by PubCo equal to (a) a Transaction Value of $600 million divided by (b) a Per Share Price of $10.00.

During the seven years following the Closing Date, the Exchanging Shareholders shall have the contingent right to receive in the aggregate a number of shares of PubCo Common Stock equivalent to 10% of the issued and outstanding PubCo Common Stock as of the Closing, which will vest upon achievement of certain share prices and milestones as provided under the Business Combination Agreement.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type, which will not survive the Closing. No party will have any liabilities to such other parties, other than claims for fraud, with respect to the making of its applicable representations and warranties. In addition, the parties agreed to be bound by certain covenants generally customary for transactions of this type, including, among others, covenants with respect to the conduct of business of the Company (including its Subsidiaries) and Catcha during the period between execution of the Business Combination Agreement and the Closing and a covenant by the Company to deliver to Catcha the draft Company Financials no later than 15 days after the date of the Business Combination Agreement. Each of the parties has agreed to use its commercially reasonable efforts to cause the Business Combination to be consummated after the date of the execution of the Business Combination Agreement in the most expeditious manner practicable.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties (or, in some cases, some of the parties) to consummate the Business Combination are subject to the satisfaction or waiver of certain regulatory or other customary closing conditions of the respective parties, including, without limitation: (i) the completion of the KGLNG Transaction and the GBTron Transaction; (ii) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby and certain other matters by the requisite vote of Catcha’s shareholders; (iii) the execution of the Registration Rights Agreement and the Lock-Up Agreement; (iv) the effectiveness of the Registration Statement; (v) the approval of the listing of the shares of PubCo Common Stock and PubCo Warrants on NYSE; (vi) the sum of (a) the amount of cash and cash equivalents available in Catcha’s trust account and otherwise held by Catcha (less the amounts required for the Catcha Share Redemption), plus (b) the aggregate amount of proceeds of the Private Placements received by PubCo prior to or substantially concurrently with the Closing (in each case of (a) and (b), after deducting the amounts required for the accrued and unpaid Company Transaction Expenses and Catcha Transaction Expenses) is at least $20 million; and (vii) Catcha having net tangible assets of at least $5,000,001 (after giving effect to the Catcha Share Redemption and the Private Placements).

Termination

The Business Combination Agreement may be terminated under certain customary circumstances at any time prior to the Closing, including, without limitation, (i) upon the mutual written consent of the Company and Catcha, (ii) by either Catcha or the Company, if any of the conditions to the Closing has not been satisfied or waived by February 17, 2024, (iii) by Catcha, on the one hand, or the Company, on the other hand, as a result of certain material breaches by the counterparties to the Business Combination Agreement that remain uncured after any applicable cure period, (iv) by either Catcha or the Company, if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently prohibiting the transactions contemplated by the Business Combination Agreement, (v) by Catcha, on the one hand, or the Company, on the other hand, as a result of the failure by the counterparties to obtain approvals required for the Business Combination, (vi) by Catcha, if there has been a Material Adverse Effect on the Target Companies taken as a whole and (vii) by Catcha, if the Company Financials have not been delivered to Catcha by September 15, 2023.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Catcha’s public disclosures.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, including, among others, the below:

Exchange Agreement

In connection with the execution of the Business Combination Agreement, Catcha, PubCo, the Company and certain Company Shareholders entered into the Exchange and Support Agreement, pursuant to which, such Company Shareholders agreed to (i) exchange all of their Company Stock for PubCo Common Stock as part of the Exchange, and (ii) to vote their Company Stock in favor of the transactions contemplated by the Business Combination Agreement and to provide a power of attorney to the Company to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such Company Shareholders.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Exchange Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Registration Rights Agreement

As a condition to the Closing, Catcha, the Company, PubCo, certain Company Shareholders, Catcha’s directors and officers and the Sponsor will enter into the Registration Rights Agreement (i) amending and restating the Original RRA (as defined in the Registration Rights Agreement), in its entirety, and (ii) pursuant to which, among other things, PubCo will provide certain registration rights for the shares of PubCo Common Stock and PubCo Warrants held by the applicable parties to the Registration Rights Agreement, subject to certain exceptions and as more fully described in the Registration Rights Agreement, the form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Lock-Up Agreement

As a condition to the Closing, Catcha, the Company, PubCo, certain Company Shareholders, the Sponsor, and the Company’s and Catcha’s directors and officers will enter into the Lock-Up Agreement pursuant to which, among other things, the applicable parties will agree not to transfer, sell, assign or otherwise dispose of any PubCo’s equity securities held by such persons for 12 months following the Closing, in each case subject to certain exceptions and as more fully described in the Lock-Up Agreement, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 7.01   Regulation FD Disclosure.

On August 3, 2023, Catcha and the Company issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation, dated August, 2023 for use by Catcha and the Company in meetings with certain persons with respect to the Business Combination.

Attached as Exhibit 99.3 hereto and incorporated herein by reference is the transcript, dated August 3, 2023, of recorded conference calls between Catcha, the Company and certain persons with respect to the Business Combination.

The information in this Item 7.01 and Exhibits 99.1 Exhibits 99.2, and Exhibit 99.3 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Catcha and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s shareholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Target Companies’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Target Companies’ and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Target Companies and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Target Companies, the PubCo or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or the Target Companies as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Target Companies or PubCo may be adversely affected by other economic, business, and/or competitive factors; (11) the Target Companies’ estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or the Target Companies undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.
2.1	Business Combination Agreement, dated as of August 3, 2023, by and among Catcha, the Company, PubCo and Merger Sub.*

10.1	Exchange and Support Agreement, dated as of August 3, 2023, by and among Catcha, the Company, PubCo and certain Company Shareholders.*

10.2	Form of Registration Rights Agreement*

10.3	Form of Lock-Up Agreement*

99.1	Joint Press Release, dated as of August 3, 2023

99.2	Investor Presentation, dated August 2023

99.3	Transcript of Recorded Conference Call, dated as of August 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2023

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer